FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number 000-26165

IQ POWER AG
(Translation of registrant’s name into English)

Erlenhof Park Inselkammer Strasse 4 D-82008 Unterhaching, Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iQ POWER AG

Date: May 20, 2005	By: “Peter E. Braun” Peter E. Braun Chief Executive Officer

iQ POWER and City of Gwangju Sign MOU to Base a Production Plant
in This South Korean High-Tech Capital

Wednesday May 11, 10:28 am ET

MUNICH, Germany and GWANGJU, Korea, May 11 /PRNewswire-FirstCall/ — The South Korean high-tech metropolis of Gwangju, iQ Power AG (OTCBB: IQPOF — News) and the Korean iQ POWER Asia Inc. signed a joint memorandum of understanding (MOU) on Monday of this week. The agreement calls for iQ POWER Asia Inc. to build and base a production plant in this major Korean urban center. The manufacturing and sales of electrical energy storage systems for the expanding Korean automobile industry are to take place in Gwangju. iQ POWER Asia Inc. will provide the capital needed for establishing the plant.

The Gwangju local government is supporting this endeavor as a part of its progressive industrial-basing policy and will afford iQ POWER Asia Inc. attractive and comprehensive assistance and support in infrastructure and administration. Among other things, the city will undertake utmost efforts to make a completely developed industrial area of some 35,000 square meters available to iQ POWER Asia Inc. free of charge.

“The city of Gwangju will do the best it can to support the iQ POWER company in reaching its goals. I will be giving the matter my personal attention,” emphasized Kwang-Tae Park, the city’s lord mayor, during the signing ceremonies for this joint agreement in Munich.

“We are convinced that in selecting the city of Gwangju as the production site, we have found the ideal location in Korea for making our first steps in the Asian market,” said Tae Soo Lee, Managing Director of iQ POWER Asia Inc. Gwangju is a modern city of 1.4 million people with an excellent geographic location and infrastructure. It is home to one of Kia Motors’ production sites with an annual output of more than 350,000 cars, ramping up to half a million units in 2006. The city is also a center of leading electronics and consumer-goods producers enjoying ambitious growth rates and tremendous investments on the part of the local municipal government.

iQ POWER Asia Inc. was founded in December of last year and will be structured as a 40/60 joint venture between iQ Power AG and a Korean consortium. The purpose of this new company is the production and marketing of innovative electrical energy storage systems for the Asian auto industry. The basis for this is the technology that iQ Power developed in creating the “MagiQ”, the world’s first microelectronically controlled auto battery. This technology is provided to the company under a licensing agreement.

iQ Power AG afforded a first-tier Swiss institutional investor an option until 1 July 2005 to acquire a stock package of between 1.7 million and a maximum two million shares at a price of 35 euro cents each as a means of funding its $880,000 share of the joint company.

About iQ Power AG

Headquartered in Zug/Switzerland, iQ Power AG specializes in the development and marketing of intelligent systems solutions for electrical energy management (Smart Energy Management, SEM) in the power and wiring systems of automobiles and other forms of transportation. Among the company’s many achievements was the world’s first software-managed, intelligent car battery. iQ Power AG is a publicly listed stock corporation, whose shares are traded on the Nasdaq OTCBB (IQPOF), over the counter on the Frankfurt and Berlin Stock Exchanges, as well as on XETRA (IQPB, WKN: A0DQVL). — Please visit www.iqpower.com.

Further Information: Peter E. Braun President of the iQ Power AG Board of Directors TEL: +49-089-61-44-83-10 FAX: +49-089-61-44-83-40 E-Mail: peter.braun@iqpower.com